# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

# FORM 8-K
# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2011

# NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

| **Delaware** | **0-18550** | **61-1146077** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification No.) |

**10172 Linn Station Road**
**Louisville, Kentucky 40223**
(Address of principal executive offices)

**(502) 426-4800**
(Registrant's telephone number, including area code)

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01. Entry into a Material Definitive Agreement.**

On June 15, 2011, in anticipation of the expiration on June 30, 2011 of that certain Services and Development Agreement dated as of January 1, 2009 between NTS Mortgage Income Fund (the "Fund") and Residential Management Company, a Kentucky corporation ("Residential")(as amended pursuant to that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, that Second Amendment to Services and Development Agreement dated as of March 31, 2010, that Third Amendment to Services and Development Agreement dated as of June 30, 2010, that Fourth Amendment to Services and Development Agreement dated as of September 30, 2010, that Fifth Amendment to Services and Development Agreement dated as of December 31, 2010 and that Sixth Amendment to Services and Development Agreement dated as of March 31, 2011)(collectively, the "Agreement"), the Fund and Residential entered into a ("Seventh Amendment"). The Seventh Amendment extends the term of the Agreement from June 30, 2011 until September 30, 2011. The Agreement supersedes and replaces all of the Fund's previous property management agreements except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Other than extending the term of the Agreement, the Seventh Amendment does not modify any other provisions of the Agreement and the calculation of compensation and expense reimbursements to be received by NTS remains the same.

Also, on June 15, 2011, the Audit Committee of the Fund received a letter from Residential and NTS Development Company, a Kentucky corporation ("NTS"), containing Residential's and NTS' agreement to defer payment of amounts due them from the Fund evidenced by promissory notes, and to make advances to cover expenses of the Fund not otherwise evidenced by promissory notes as of June 10, 2011 through September 30, 2011. As of June 10, 2011, the Fund owed $6,976,738.03 to NTS and its affiliates.

On June 15, 2011, NTS Mortgage Income Fund (the "Fund") and its wholly-owned subsidiaries NTS/Virginia Development Company ("NTS/Virginia") and NTS/Lake Forest II Residential Corporation ("NTS/Lake Forest") executed new promissory notes to consolidate all of the existing promissory notes that are scheduled to expire on June 30, 2011. The new promissory notes are as follows:

The Fund executed two (2) Second 2011 Consolidated Promissory Notes, one in the amount of $824,732.05, made in favor of NTS Development Company ("NTS Development") and one in the amount of $2,766.00 made in favor of Residential Management Company ("Residential").

NTS/Virginia executed three (3) Second 2011 Consolidated Promissory Notes, one in the amount of $139,426.80 made in favor of NTS Development, one in the amount of $5,109,972.64 made in favor of Residential Management and one in the amount of $689,464.14 made in favor of NTS Financial Partnership.

2

NTS/Lake Forest executed two (2) Second 2011 Consolidated Promissory Notes, one in the amount of $5,459.09 made in favor of NTS Development and the other in the amount of $139,079.16 made in favor of Residential Management.

Orlando Lake Forest Joint Venture, a Florida joint venture in which the Fund has a 50% ownership interest executed two (2) Second 2011 Consolidated Promissory Notes, one in the amount of $25,389.17 made in favor of NTS Development and the other in the amount of $54,031.19 made in favor of Residential Management.

All of the Second 2011 Consolidated Promissory Notes are dated as of June 10, 2011 and expire on September 30, 2011 the new promissory notes do not modify any other terms or provisions of the original notes, which continue to remain in effect.

The three year period for the fund to wind up its affairs under Delaware Law expires on December 31, 2011. The Fund believes NTS is unlikely to further extend the notes beyond December 31, unless the Fund requests from the Delaware Chancery Court an extension of its liquidation time period. The Fund's time to wind up its affairs has occurred in one of the most depressed economic climates for residential property development in the last fifty years. The adverse economic climates include the locations where we own our assets, particularly the Fund's Fawn Lake development in Virginia.

Accordingly, the Fund will either need to extend the time period for the completion of its liquidation or be required to sell some or all of its remaining assets to satisfy its obligations to NTS and other creditors or consider transactions involving it losing control of some or all of its assets as a part of paying its debts. Alternatively, the Fund may also engage in transactions that would require an earn out or contingency receivable extending past December 31, 2011. Such potential transactions may be necessary as efforts to complete an orderly liquidation of the Fund's primary remaining asset, its Fawn Lake development, over the past 18 months, to date, has been unsuccessful.

Copies of the newly executed documents and promissory notes are attached to this Current Report on Form 8-K as Exhibits 10.1 – 10.11 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

**Item 9.01. Financial Statements and Exhibits.**

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      10.1   Seventh Amendment to Services and Development Agreement
      10.2   Letter to the Audit Committee dated June 15, 2011
      10.3   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS Mortgage Income Fund payable to NTS Development Company
      10.4   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS Mortgage Income Fund payable to Residential Management Company
      10.5   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS/Virginia Development Company payable to NTS Development Company
      10.6   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS/Virginia Development Company payable to Residential Management Company
      10.7   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS/Virginia Development Company payable to NTS Financial Partnership
      10.8   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS/Lake Forest II Residential Corporation payable to NTS Development Company
      10.9   2011 Consolidated Promissory Note dated as of June 10, 2011, made by NTS/Lake Forest II Residential Corporation payable to Residential Management Company
      10.10  2011 Consolidated Promissory Note dated as of June 10, 2011, made by Orlando Lake Forest Joint Venture payable to NTS Development Company
      10.11  2011 Consolidated Promissory Note dated as of June 10, 2011, made by Orlando Lake Forest Joint Venture payable to Residential Management Company

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**NTS MORTGAGE INCOME FUND,**
a Delaware corporation

By:



Name:   Gregory A. Wells
Title:     Secretary/Treasurer/Chief Financial Officer
Date:    June 22, 2011

## SEVENTH AMENDMENT TO

## SERVICES AND DEVELOPMENT AGREEMENT

THIS SEVENTH AMENDMENT TO SERVICES AND DEVELOPMENT AGREEMENT (the "Agreement") is made and entered into as of the 30[th] day of June, 2011, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"), and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential").

## RECITALS

A.      Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, that Second Amendment to Services and Development Agreement dated as of March 31, 2010, that Third Amendment to Services and Development Agreement dated as of June 30, 2010, that Fourth Amendment to Services and Development Agreement dated as of September 30, 2010, that Fifth Amendment to Services and Development Agreement dated as of December 31, 2010 and that Sixth Amendment to Services and Development Agreement dated as of June 30, 2011 (collectively, the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement;

B.      The Term of the Agreement was extended until June 30, 2011;

C.      Fund and Residential now desire to further extend the Term of the Agreement through September 30, 2011, and to modify Section 2.2 thereof.

**NOW, THEREFORE,** in consideration of their mutual undertakings, **IT IS AGREED** by and between the parties hereto as follows:

1.      As of the date of this Seventh Amendment, the Term of the Agreement is hereby extended through September 30, 2011.

2.      Section 2.2 of the Agreement is hereby modified and amended to read as follows:

"Subject to Section 2.3 hereof, the term of this Agreement shall be
for a period commencing on the effective date hereof and ending
on September 30, 2011 (the "Term")."

3.      Section 2.3 of the Agreement is hereby amended and modified to read as follows:

"This Agreement may be renewed only by written agreement of
both parties on or before the expiration of the Term."

4.      This Seventh Amendment may be signed in multiple counterparts, and, when counterparts are executed by all parties, such counterparts shall be deemed an original instrument.

5.      The parties agree that except as expressly amended or modified above, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have entered into this Seventh Amendment to Services and Development Agreement as of the date first written above.

**FUND:**

NTS MORTGAGE INCOME FUND, a Delaware corporation

By:

————————————————————
-Brian F. Lavin
President

**RESIDENTIAL:**

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By:

————————————————————
Gregory A. Wells
Executive Vice President



10172 Linn Station Road
Louisville, KY 40223

June 15, 2011

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of June 10, 2011, and to permit any such amounts to accrue from the date of this agreement through September 30, 2011, other than as permitted by cash flows of the Fund. As of June 10, 2011, the Fund owed $6,976,738.03 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between June 10, 2011 and September 30, 2011, and for those expenses provided for in the Fund's 2011-2012 Budget as approved by the Fund's Board of Directors through September 30, 2011. Unless NTS otherwise agrees, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates which shall mature on September 30, 2011. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently 5.34%.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.



J.D. Nichols
Chairman of NTS Development Company
and Residential Management Company



Brian F. Lavin
President of NTS Development Company
and Residential Management Company

## SECOND
## 2011
## CONSOLIDATED
## PROMISSORY NOTE

**$824,732.05**

**Louisville, Kentucky**
**June 10, 2011**

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS MORTGAGE INCOME FUND**, a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of in the face principal amount of Seven Hundred Seventy Five Thousand Thirty One Dollars and Forty Eight Cents ($775,031.48) ("Note 2011"); and

(b) that certain Promissory Note dated April 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Twenty Five Thousand Four Hundred Twenty One Dollars and Thirty Nine Cents ($25,421.39) ("Note 2011-2"); and

(c) that certain Promissory Note dated May 11, 2011 made by Borrower payable to the order of Lender in the face principal amount of Twelve Thousand Eight Hundred Twenty Four Dollars and No Cents ($12,824.00) ("Note 2011-3"); and

Notes 2011-1, 2011-2 and 2011-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of June 2011 for payroll billings and overhead fees in the aggregate amount of Eleven Thousand Four Hundred Fifty Five Dollars and Eighteen Cents ($11,455.18) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate

from time to time, the principal sum of EIGHT HUNDRED TWENTY FOUR THOUSAND SEVEN HUNDRED THIRTY TWO DOLLARS AND FIVE CENTS ($824,732.05) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.     Interest Rate.  The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.     Payment Terms.  Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date").  Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.     Late Payments; Default Rate.  If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge").  Such 15 day period shall not be construed in any way to extend the due date of any such payment.  Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate").  The Default Rate shall continue to apply whether or not judgment shall be entered on this Note.  Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ.  In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default.  The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.     Prepayment.  The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.     Events of Default.  The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)     Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)     The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)     Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)     A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.  The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an

3

Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.　　Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both

4

the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.  **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**NTS DEVELOPMENT COMPANY,**
a Kentucky corporation



By: _____
Name: Gregory A. Wells
Title:   Executive Vice President

**BORROWER:**

**NTS MORTGAGE INCOME FUND,**
a Delaware corporation



By: _____
Name: Brian F. Lavin
Title:   President and Chief Executive Officer

# SECOND
## 2011
## CONSOLIDATED
## PROMISSORY NOTE

**$2,766.00**                                     **Louisville, Kentucky**
                                                      **June 10, 2011**

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS MORTGAGE INCOME FUND**, a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Two Thousand Four Hundred Sixty Nine Dollars and No Cents ($2,469.00) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of April – June 2011 for payroll billings and overhead fees in the aggregate amount of Two Hundred Ninety Seven Dollars and No Cents ($297.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate Note 2011 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWO THOUSAND SEVEN HUNDRED SIXTY SIX DOLLARS AND NO CENTS ($2,766.00) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.    Interest Rate.  The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.    Payment Terms.  Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments

received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate.   If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge").  Such 15 day period shall not be construed in any way to extend the due date of any such payment.  Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate").  The Default Rate shall continue to apply whether or not judgment shall be entered on this Note.  Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ.  In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default.  The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment.   The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default.   The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.  The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.  The Borrower may participate at its expense in the defense of any such auction or claim.

7.     Miscellaneous.  All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.  Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.  No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power.  The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity.  No modification, amendment or waiver

3

of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**RESIDENTIAL MANAGEMENT COMPANY,**
a Kentucky corporation

By:
Name: Gregory A. Wells
Title:  Executive Vice President


**BORROWER:**

**NTS MORTGAGE INCOME FUND,**
a Delaware corporation

By:
Name: Brian F. Lavin
Title:  President

## SECOND
## 2011
## CONSOLIDATED
## PROMISSORY NOTE

**$139,426.80**                                    **Louisville, Kentucky**
                                                         **June 10, 2011**

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Thirty Five Thousand Ninety One Dollars and Eighty Cents ($135,091.80) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of April – June 2011 for payroll billing and overhead fees in the aggregate amount of Four Thousand Three Hundred Thirty Five Dollars and No Cents ($4,335.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate Note 2011 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE HUNDRED THIRTY NINE THOUSAND FOUR HUNDRED TWENTY SIX DOLLARS AND EIGHTY CENTS ($139,426.80) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.      Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.     Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.     Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.     Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.     Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)     Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)     The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)     Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)     A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition

2

of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.   The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.   The Borrower may participate at its expense in the defense of any such auction or claim.

7.     Miscellaneous.   All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.   Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.   No delay or omission on the Lender's part to exercise any right or power

arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

4

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**NTS DEVELOPMENT COMPANY,**
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President and Chief Executive Officer


**BORROWER:**

**NTS/VIRGINIA DEVELOPMENT COMPANY,**
a Virginia corporation



By: _____
Name: Gregory A. Wells
Title: Executive Vice President

# SECOND
## 2011
### CONSOLIDATED
### PROMISSORY NOTE

**$5,109,972.64**

**Louisville, Kentucky**
**June 10, 2011**

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Five Million Two Thousand Three Hundred Eleven Dollars and Fifty Three Cents ($5,002,311.53) ("Note 2011-1"); and

(b) that certain Promissory Note dated April 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Thirty Nine Thousand Three Hundred Fifty Dollars and Thirty Nine Cents ($39,350.39) ("Note 2011-2"); and

(c) that certain Promissory Note dated May 11, 2011 made by Borrower payable to the order of Lender in the face principal amount of Thirty Two Thousand Two Hundred Twenty Eight Dollars and Twenty Two Cents ($32,228.22) ("Note 2011-3"); and

Notes 2011-1, 2011-2 and 2011-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower, and the Borrower has received certain credits from the Lender during the month of June 2011 for payroll billings and overhead fees in the aggregate amount of Thirty Six Thousand Eighty Two Dollars and Fifty Cents ($36,082.50) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate

from time to time, the principal sum of FIVE MILLION ONE HUNDRED NINE THOUSAND NINE HUNDRED SEVENTY TWO DOLLARS AND SIXTY FOUR CENTS ($5,109,972.64) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.      Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.      Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.      Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.      Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.      Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)     Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)     The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)     Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)     A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an

3

Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7. <u>Miscellaneous</u>. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; <u>provided</u>, <u>however</u>, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both

the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**RESIDENTIAL MANAGEMENT COMPANY,**
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title:   President

**BORROWER:**

**NTS/VIRGINIA DEVELOPMENT COMPANY,**
a Virginia corporation



By: _____
Name:  Gregory A. Wells
Title:   Executive Vice President

# SECOND
## 2011
### CONSOLIDATED
### PROMISSORY NOTE

**$689,464.14**
                                                   **Louisville, Kentucky**
                                                       **June 10, 2011**

WHEREAS, **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Two Hundred Eighty Nine Thousand Nine Hundred Sixty Four Dollars and Fourteen Cents ($289,964.14) ("Note 2011-1"); and

(b) that certain Promissory Note dated April 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Seventy Four Thousand Dollars and No Cents ($74,000.00) ("Note 2011-2"); and

(c) that certain Promissory Note dated May 11, 2011 made by Borrower payable to the order of Lender in the face principal amount of Seventy Five Thousand Dollars and No Cents ($75,000.00) ("Note 2011-3"); and

Notes 2011-1, 2011-2 and 2011-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, the Lender has made additional advances or loans to the Borrower during the months of May – June 2011 for payroll billings and overhead fees in an aggregate amount of Two Hundred Fifty Thousand Five Hundred Dollars and No Cents ($250,500.00) (the "Advances") due to the Lender; and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate

from time to time, the principal sum of SIX HUNDRED EIGHTY NINE THOUSAND FOUR HUNDRED SIXTY FOUR DOLLARS AND FOURTEEN CENTS ($689,464.14) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.     Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.     Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.     Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.     Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.     Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)     Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)     The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)     Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)     A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.  The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an

Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both

the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**NTS FINANCIAL PARTNERSHIP,**
a Kentucky general partnership

By: NTS Capital Corporation, General Partner



By: _____
Name: Brian F. Lavin
Title:  President and Chief Executive Officer

**BORROWER:**

**NTS/VIRGINIA DEVELOPMENT COMPANY,**
a Virginia corporation



By: _____
Name: Gregory A. Wells
Title:  Executive Vice President

# SECOND
## 2011
## CONSOLIDATED
## PROMISSORY NOTE

**$5,459.09**

**Louisville, Kentucky**
**June 10, 2011**

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Five Thousand Three Hundred Seventy Eight Dollars and Nine Cents ($5,378.09) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of April – June 2011 for payroll billings and overhead fees in the aggregate amount of Eighty One Dollars and No Cents ($81.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate Note 2011 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of FIVE THOUSAND FOUR HUNDRED FIFTY NINE DOLLARS AND NINE CENTS ($5,459.09) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.      Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.      Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments

received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. <u>Late Payments; Default Rate</u>. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. <u>Prepayment</u>. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. <u>Events of Default</u>. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)  Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)  The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)  Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)  A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.  The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.  The Borrower may participate at its expense in the defense of any such auction or claim.

7.     Miscellaneous.  All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.  Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.  No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power.  The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity.  No modification, amendment or waiver

of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.      **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**NTS DEVELOPMENT COMPANY,**
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title:   President and Chief Executive Officer

**BORROWER:**

**NTS/LAKE FOREST II RESIDENTIAL
CORPORATION**, a Kentucky corporation



By: _____
Name: Gregory A. Wells
Title:   Executive Vice President

# SECOND
## 2011
## CONSOLIDATED
## PROMISSORY NOTE

**$139,079.16**                                          **Louisville, Kentucky**
                                                          **June 10, 2011**

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/LAKE FOREST II RESIDENTIAL CORPORATION,** a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Thirty Five Thousand Five Hundred One Dollars and Thirty Four Cents ($135,501.34) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of April – June 2011 for payroll billings and overhead fees in the aggregate amount of Three Thousand Five Hundred Seventy Seven Dollars and Eighty Two Cents ($3,577.82) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate Note 2011 in its entirety hereunder and to include the amount of the Advances in the principal due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE HUNDRED THIRTY NINE THOUSAND SEVENTY NINE DOLLARS AND SIXTEEN CENTS ($139,079.16) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.      Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.     Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.     Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.     Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.     Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)     Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)     The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)     Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)     A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.   The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.   The Borrower may participate at its expense in the defense of any such auction or claim.

7.     Miscellaneous.  All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.   Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.   No delay or omission on the Lender's part to exercise any right or power

arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**RESIDENTIAL MANAGEMENT COMPANY,**
a Kentucky corporation



By:
Name: Brian F. Lavin
Title: President


**BORROWER:**

**NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation



By:
Name: Gregory A. Wells
Title: Executive Vice President

# SECOND
# 2011
# CONSOLIDATED
# PROMISSORY NOTE

**$25,389.17**                                                    **Louisville, Kentucky**
                                                                 **June 10, 2011**

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of Twenty Five Thousand One Hundred Eighty Two Dollars and Seventeen Cents ($25,182.17) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of April – June 2011 for payroll billings and overhead fees in the aggregate amount of Two Hundred Seven Dollars and No Cents ($207.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate Note 2011 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWENTY FIVE THOUSAND THREE HUNDRED EIGHTY NINE DOLLARS AND SEVENTEEN CENTS ($25,389.17) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.      Interest Rate.  The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.      Payment Terms.  Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding

principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.    Late Payments; Default Rate.  If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge").  Such 15 day period shall not be construed in any way to extend the due date of any such payment.  Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate").  The Default Rate shall continue to apply whether or not judgment shall be entered on this Note.  Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ.  In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default.  The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.    Prepayment.  The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.    Events of Default.  The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)    Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)    The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)    Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)    A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)     Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.     Indemnity.  The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.  The Borrower may participate at its expense in the defense of any such auction or claim.

7.     Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.  Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.  No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power.  The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity.  No modification, amendment or waiver

of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**NTS DEVELOPMENT COMPANY,**
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title:   President and Chief Executive Officer

**BORROWER:**

**ORLANDO LAKE FOREST JOINT VENTURE,** a Florida joint venture

By:    Orlando Lake Forest, Inc., its Managing
       General Partner



By: _____
Name: Gregory A. Wells
Title:   Executive Vice President


**SECOND**
**2011**
**CONSOLIDATED**
**PROMISSORY NOTE**


**$54,031.19**                                              **Louisville, Kentucky**
                                                              **June 10, 2011**

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain 2011 Consolidated Promissory Note dated March 10, 2011 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Forty Seven Thousand Two Hundred Fifty Five Dollars and Ninety Six Cents ($147,255.96) ("Note 2011"); and

WHEREAS, Borrower has made a loan paydown to the Lender in May 2011 in the aggregate amount of Ninety Five Thousand Dollars and No Cents ($95,000.00) (the "Paydown"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of April – June 2011 for payroll billings and overhead fees in the aggregate amount of One Thousand Seven Hundred Seventy Five Dollars and Twenty Three Cents ($1,775.23) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate Note 2011 in its entirety hereunder and to include the amount of the Paydown and the Advances in the principal balance due under this Second 2011 Consolidated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Second 2011 Consolidated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of FIFTY FOUR THOUSAND THIRTY ONE DOLLARS AND NINETEEN CENTS ($54,031.19) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.      Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.     <u>Payment Terms</u>. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2011 until September 30, 2011 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.     <u>Late Payments; Default Rate</u>. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.     <u>Prepayment</u>. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.     <u>Events of Default</u>. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)     Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)     The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)     Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)    A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)    Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.    Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.    Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth

above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules**. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.      **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

4

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

**LENDER:**

**RESIDENTIAL MANAGEMENT COMPANY,**
a Kentucky corporation

By:
Name: Brian F. Lavin
Title:   President

**BORROWER:**

**ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture

By:   Orlando Lake Forest, Inc., its Managing
       General Partner

By:
Name: Gregory A. Wells
Title:   Executive Vice President